March 2, 2026

Armin Zerza
Chief Financial Officer
Warner Music Group Corp.
1633 Broadway
New York, NY 10019

       Re: Warner Music Group Corp.
           Form 10-K for Fiscal Year Ended September 30, 2025
           File No. 001-32502
Dear Armin Zerza:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2025
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Business Segment Results, page 57

1. We note that you have presented adjusted OIBDA on a segment basis. This measure appears to be an additional profit/(loss) measure that is not calculated in accordance with
       GAAP. Please reconcile this measure to the most directly comparable GAAP measure in accordance with Item 10(e) of Regulation S-K and Regulation G.
Notes to Consolidated Financial Statements
17. Segment Information, page 115

2. Please revise your disclosure to provide a reconciliation of your total segment profit/(loss) measure to your consolidated income before taxes for each reporting period presented as required by ASC 280-10-50-30.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 March 2, 2026
Page 2

       Please contact Keira Nakada at 202-551-3659 or Angela Lumley at 202-551-3398 if you
have any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services